Filed by Ambipar Emergency Response

Pursuant to Rule 425 of the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HPX Corp.

(SEC File No.: 001-39382)

On October 24, 2022, Ambipar Participações e Empreendimentos S.A. (“Ambipar”) and Witt O’Brien’s, LLC (“Witt O’Brien’s”) announced the completion of the acquisition of Witt O’Brien’s by a wholly owned subsidiary of Emergência Participações S.A. (“Ambipar Response”). Excerpts of these announcements are set forth below.

Ambipar’s Announcement to the Market
(free English translation from Portuguese)

São Paulo, Brazil, October 25, 2022. Ambipar informs its shareholders and the market about the completion of Witt O’Brien’s’ acquisition by a subsidiary of Ambipar Response, which in turn is wholly owned by Ambipar.

The acquisition of Witt O’Brien’s strengthens Ambipar Response’s leading position, adding new customers to its portfolio and enabling entry into other markets and new geographies. Witt O’Brien’s’ services are complementary to the portfolio of services performed by Ambipar Response, thus generating commercial and operational synergies.

Ambipar Response is focused on crisis and emergency management in all modes and industries. By acquiring Witt O’Brien’s, Ambipar Response will begin to serve U.S. state and local governments.

Immediately following this acquisition, Witt O’Brien’s will continue to operate with no changes to its client service teams or contractual arrangements, thus ensuring a smooth transition for its customers as well as the execution of a planned integration process.

Ambipar reiterates that it will keep the market informed and makes itself available for any additional clarifications that may be necessary.

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Witt O’Brien’s’ Release

Ambipar Completes Acquisition of Witt O’Brien’s

Houston, TX, October 24, 2022. Ambipar, a global leading provider of integrated environmental and emergency management solutions, announced today the completion of its acquisition of Witt O’Brien’s by its Ambipar Response division.

Ambipar Response is a leading provider of environmental, emergency response services in all modes and industries. Its international client base includes the logistics, chemical, oil and gas, mining, and industrial sectors, among others. It serves clients through 217 locations in 16 countries.

Witt O’Brien’s builds community and business resilience to man-made and natural disruptions. It provides strategic consulting and implementation solutions that ensure the continuity and stability with quality of its clients’ critical operations. Its large and growing customer base includes US federal, state and local governments, as well as corporate clients worldwide.

“This acquisition is transformational for Ambipar Response,” said Guilherme Borlenghi, Ambipar Response’s CEO. “The addition of Witt O’Brien’s to our portfolio strengthens our leading position with over 11,000 clients across six continents. As governments and businesses struggle to manage a growing range of increasingly expensive disruptions, we are well positioned to expand in this growing global market.”

“We are thrilled” added Tim Whipple, Witt O’Brien’s CEO. “Like Witt O’Brien’s, Ambipar is a mission-driven organization, helping companies and communities become more resilient and sustainable. Our cultures, client solutions, and business models are highly complementary. Through this combination, we will be able to broaden the support we can offer for our clients’ mission-critical operations.”

Immediately following this acquisition, Witt O’Brien’s will continue to operate with no changes to its client service teams or contractual arrangements, thus ensuring a smooth transition for its customers as well as the execution of a planned integration process.

About Witt O’Brien’s

Witt O’Brien’s builds community and business resilience to man-made and natural disruptions. Witt O’Brien’s designs and implements solutions that ensure the continuity, stability and resilience of mission-critical government and corporate missions. It helps protect its clients by preparing for all types of disruption. If disaster strikes, Witt O’Brien’s deploys in a matter of hours to help them respond and recover as quickly as possible.

About Ambipar Response

Founded in 2008 as part of the Ambipar group, Ambipar Response is a leading environmental, emergency response and industrial field service provider in Brazil with presence in 16 countries in Latin America, North America, Europe, Africa and Antarctica and operating 217 service centers as of June 30, 2022. For more information, visit ambipar.com.

About HPX

HPX (NYSE: HPX) is a special purpose acquisition company that, since its $253 million initial public offering on NYSE in July 2020, has sought to combine its business with a Brazil-based company in an industry which would benefit from long-term growth in the Brazilian economy, with an international expansion plan as part of its overall growth strategy and that could benefit from HPX’s management team’s experience in operating in global markets. HPX’s sponsor is HPX Capital Partners LLC, which is controlled by Bernardo Hees and Rodrigo Xavier, both co-chairmen of HPX’s board of directors, and Carlos Piani, HPX’s CEO and CFO. For more information, visit hpxcorp.com.

About Ambipar

Ambipar is a holding company founded in 1995 by Mr. Tercio Borlenghi Junior that operates in two business segments: response and environment. Ambipar became a publicly-traded company in 2020 by listing on the Brazilian stock exchange (B3: AMBP3).

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Ambipar Response’s and HPX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Ambipar Response and HPX. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in HPX’s final prospectus that forms a part of HPX’s Registration Statement on Form S-1 (Reg No. 333-239486), filed with the SEC pursuant to Rule 424(b)(4) on July 15, 2020 (the “Prospectus”) under the heading “Risk Factors,” and other documents of HPX filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HPX nor Ambipar Response presently know or that HPX and Ambipar Response currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HPX’s and Ambipar Response’s expectations, plans or forecasts of future events and views as of the date of this press release. HPX and Ambipar Response anticipate that subsequent events and developments may cause HPX’s or Ambipar Response’s assessments to change. However, while HPX and Ambipar Response may elect to update these forward-looking statements at some point in the future, HPX and Ambipar Response specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HPX’s or Ambipar Response’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of HPX for their consideration. HPX intends to publicly file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to HPX’s shareholders in connection with HPX’s solicitation for proxies for the vote by HPX’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective, HPX will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. HPX’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with HPX’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about HPX, Ambipar Response and the proposed Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by HPX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR ANY SECURITIES OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION PROVIDED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

HPX, Ambipar Response and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from HPX’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HPX’s shareholders in connection with the proposed Business Combination will be set forth in HPX’s proxy statement / prospectus when it is filed with the SEC. You can find more information about HPX’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a “solicitation” (as defined in Section 14 of the Securities Exchange Act of 1934, as amended); it does it constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

Ambipar Response: ri@ambipar.com

HPX Corp: ir@hpxcorp.com

Witt O’Brien’s: SFitzgerald@wittobriens.com